                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1.   Name of Reporting Person:          L. Daniel Rawitch

   Address of Reporting Person:       3021 Citrus Circle, Suite 150
                                      Walnut Creek, CA 94598

2.   Issuer Name and Trading Symbol:    Finet Holdings Corporation: FNHC

3.   Social Security # (Voluntary):
4.   Statement for Month/Year:          4/99
5.   If Amendment, Date of Original:

6.   Relationship of Reporting Person:  Director
                                      Officer
                                        Title: President

7.   Reporting By:                      One Reporting Person

     Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially
Owned
--------------------------------------------------------------------------------
----------
   1                2        3              4                    5           6
7
----------------  --------  ------  -----------------------  ------------  -----
--  --------------
 Title             Trans-   Trans-  Securities Acquired (A)     Amount     Owner-
Nature of
  of               action   action     or Disposed of (D)    Beneficially   ship
Indirect
Security           Date      Code   -----------------------  Owned at End   Form
Ownership
                                     Amount   A/D  Price      of Month       D/I
----------------  --------  ------  --------  ---  --------  ------------  -----
--  --------------
Common Stock      4/05/99   G        2,000    D

Common Stock      4/05/99   G        2,000    D

Common Stock      4/05/99   G        3,000    D

Common Stock      4/09/99   S       20,000    D    $7.50

Common Stock      4/13/99   S       43,000    D    $15.00

Common Stock      4/13/99   S       50,000    D    $13.52

Common Stock      4/27/99   S       40,000    D    $10.83

Common Stock      4/28/99   S       97,000    D    $10.50     617,873       D

</table


   Table II Derivative Securities (D/S) Acquired, Disposed of, or Beneficially
                                      Owned
--------------------------------------------------------------------------------
----------------------------------------
   1      2        3       4          5                  6                  7
8         9       10      11
------  ------  --------  ----  ---------------  -------------------  ----------
-----  ------  ---------  -----  -------
 Title   Conv    Trans    Tran       # D/S         Date     Expira
Title/Number    Price    Number    Owner  Type of
  of      or      Date    Code  Acquir/Disposed   Exercis    tion
Underlying       of      of D/S    ship     (I)
  D/S    Exer    M/D/Y          ---------------    able      Date
Securities       D/S    Owned at    of     Owner
         Price                    (A)      (D)     M/D/Y     M/D/Y    Title
Amount           Month end   D/I    ship
------  ------  --------  ----  -------  -------  --------  --------  ------  --
-----  ------  ---------  -----  -------


/s/  L. Daniel Rawitch               5/10/99
     -----------------------------   ---------
     Signature of reporting person   Date